

Mail Stop 3720

January 22, 2009

Mr. Jay O. Wright
Chief Executive Officer
Mobilepro Corp.
6701 Democracy Boulevard
Suit 202
Bethesda, MD 20817

> **RE:** **Mobilepro Corp.**
> **Form 10-K for the fiscal year ended March 31, 2008**
> **Filed June 27, 2008**
> **Form 10-Q for the quarterly period ended September 30, 2008**
> **Filed November 14, 2008**
> **File No. 0-51010**

Dear Mr. Wright:

        We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarterly period ended September 30, 2008

Note 3 – Disposition of Businesses
Sale of ISP and CLEC Businesses, page 14

1.   We note that you terminated the agreement to sell the CLEC Business to USA in the fourth quarter of the fiscal year ended March 31, 2008. We also note that you re-assumed control of AFN and Close Call when you terminated the USA Management

Agreement in January 2008. In view of these facts, tell us why you have not reclassified the CLEC Business to assets held and used within continuing operations as of September 30, 2008, in accordance with paragraph 38 of SFAS 144. Tell us in your response (a) what actions have you taken to respond to the changes in circumstances, (b) whether you are looking for an alternative buyer, (c) whether you are marketing the CLEC business at a price that is reasonable given the change in circumstances and the current economic environment and (d) whether the CLEC business continue meeting the criteria in paragraph 30 of SFAS 144.

2.   In view of your change in circumstances regarding the sale of the CLEC business, the financial condition of the Company, and the state of the current economy, tell us whether you have considered reevaluating the recoverability of the CLEC business.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director